EXHIBIT 21
Listing of Subsidiaries

Name of Subsidiary	State of Incorporation or Organization
Direct Methanol Fuel Cell Corporation	Delaware
VIASPACE Security Inc. (formerly Arroyo Sciences, Inc.)	Delaware
Ionfinity LLC	Delaware
eCARmerce, Inc.	Delaware
Concentric Water Technology LLC	Delaware